UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

AUTOLUS THERAPEUTICS PLC

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100**

(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

With copies to:

Colin Diamond

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS Renata Kellnerova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%**
14.	TYPE OF REPORTING PERSON IN

*	Consists of 14,612,275 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by PPF Capital Partners Fund B.V. (“PPF Capital”). See Item 2 of this Amendment No. 7 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**

This percentage is calculated based on 52,346,231 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of December 31, 2020 (as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on March 4, 2021).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF GROUP N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,612,275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,612,275 ADSs representing Ordinary Shares of the Issuer held of record by PPF Capital. See Item 2 of this Amendment No. 7 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 52,346,231 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of December 31, 2020 (as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on March 4, 2021).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF CAPITAL PARTNERS FUND B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,612,275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,612,275 ADSs representing Ordinary Shares of the Issuer held of record by the reporting person.
**	This percentage is calculated based on 52,346,231 Ordinary Shares outstanding (including ordinary shares in the form of ADSs) as of December 31, 2020 (as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on March 4, 2021).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 7 to the Schedule 13D (as defined below) (the “Amendment No. 7”) amends and supplements certain items of the Schedule 13D related to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share, of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on April 22, 2020, Amendment No. 2 to the Original Schedule 13D filed on June 15, 2020, Amendment No. 3 to the Original Schedule 13D filed on July 6, 2020, Amendment No. 4 to the Original Schedule 13D filed on July 20, 2020, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2020 and Amendment No. 6 to the Original Schedule 13D filed on August 13, 2020 (as so amended, the “Schedule 13D”). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) Reporting Persons

This Schedule 13D is being filed jointly by (i) Renata Kellnerova, as administrator of the estate of Petr Kellner, deceased; (ii) PPF Group N.V., a company organized and existing under the laws of the Netherlands (“PPF Group”); and (iii) PPF Capital Partners Fund B.V., a company organized and existing under the laws of the Netherlands (“PPF Capital”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Following the passing of Mr. Kellner, his spouse, Mrs. Kellnerova was appointed, effective May 18, 2021, as administrator of the Estate (as defined below) pursuant to local law. As a result, Mrs. Kellnerova has voting power with respect to the Ordinary Shares held of record by PPF Capital, indirectly owned by PPF Group and previously indirectly owned by Mr. Kellner. PPF Capital and PPF Group continue to have both voting power and dispositive power with respect to such Ordinary Shares. Mrs. Kellnerova lacks dispositive power over such Ordinary Shares. The Reporting Persons have entered into a Joint Filing Agreement dated June 23, 2021, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, a copy of which is attached as Exhibit 99.1 to this Amendment No. 7.

The principal shareholder of PPF Capital is PPF Group, which is ultimately beneficially owned by Mrs. Kellnerova, as administrator of the estate of Mr. Kellner, deceased (the “Estate”). Information regarding the directors, executive officers and principal shareholders (the “Covered Persons”) of PPF Group and PPF Capital is set forth in the table below.

Covered Persons

The directors and executive officers of PPF Group and PPF Capital (each a “Covered Person” and, collectively, the “Covered Persons”) are set forth below. The name, present principal occupation, principal business address, and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Aleš Minx	c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 16041 Prague 6, Czech Republic	Chairman of the Board of Directors and CEO, PPF Group N.V.	Czech Republic
Jan Cornelis Jansen	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Corporate Secretary and Member of the Board of Directors, PPF Group N.V.; Member of the Board of Directors, PPF Capital Partners Fund B.V.	Netherlands
Rudolf Bosveld	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Member of the Board of Directors, PPF Group N.V.	Netherlands
Marcel Marinus van Santen	c/o PPF Group N.V., Strawinskylaan 933, 1077XX Amsterdam, The Netherlands	Member of the Board of Directors, PPF Capital Partners Fund B.V.	Netherlands

(b) The address of the principal office of Mrs. Kellnerova is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.

The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands.

The principal business occupation or employment of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(c) PPF Group and PPF Capital are engaged in investing in multiple market segments such as financial services, telecommunications, real estate, insurance, mechanical engineering and biotechnology in Europe, the Russian Federation and the United States and across Asia. Mrs. Kellnerova is involved in non-profit organizations with a focus in education. The present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(d) During the last five years, none of the Reporting Persons has been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please refer to Item 6 on each cover sheet for the citizenship of each Reporting Person. The citizenship of each of the Covered Persons is set forth in Item 2(a).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Following the passing of Mr. Kellner, Mrs. Kellnerova was appointed as administrator of the Estate on May 18, 2021 and as a consequence, Mrs. Kellnerova acquired beneficial ownership of the Ordinary Shares previously held of record by PPF Capital, indirectly owned by PPF Group and previously indirectly owned by Mr. Kellner. No consideration was paid or is payable by Mrs. Kellnerova in connection therewith. Following the completion of ongoing inheritance proceedings, the Estate is expected to distribute its assets, including the Ordinary Shares, and some of such shares may pass to Mrs. Kellnerova directly or through a separate vehicle.

The Reporting Persons may, from time to time, based on various factors, acquire additional Ordinary Shares and/or ADS of the Issuer or sell Ordinary Shares and/or ADSs, on the open market or in privately negotiated transactions. Currently, none of the Reporting Persons has plans that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time, take such actions regarding such investment as the Reporting Persons deem appropriate. The Reporting Persons may, from time to time, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their respective positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Amendment No. 7, which disclosure is incorporated herein by reference.

(a) Aggregate number and percentage of securities

PPF Capital is the owner of record of 14,612,275 Ordinary Shares represented by ADSs beneficially owned, or 27.9% of the Ordinary Shares of the Issuer. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by PPF Capital. Each of the Reporting Persons disclaims beneficial ownership in all Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to, and Item 2 of, this Amendment No. 7 for the aggregate number of Ordinary Shares beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Amendment No. 7 are based on 52,346,231 Ordinary Shares outstanding (including Ordinary Shares in the form of ADSs) as of December 31, 2020 (as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on March 3, 2020).

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons and, to the knowledge of the Reporting Persons, the Covered Persons have not effected any transactions in the Ordinary Shares or the ADSs of the Issuer during the past 60 days.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Mr. Kellner ceased to be the beneficial owner of more than five percent of the Ordinary Shares issued and outstanding as a result of his passing on March 28, 2021.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of June 23, 2021, by and among the Reporting Persons.
99.2	Power of Attorney with respect to this Schedule 13D amendment and any amendments hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2021

Renata Kellnerova

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF CAPITAL PARTNERS FUND B.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact